

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2023

John Wozniak
Chief Financial Officer
Arrival
60A, rue des Bruyeres
L-1274 Howald
Grand Duchy of Luxembourg

      Re: Arrival
          Registration Statement on Form F-3
          Filed February 24, 2023
          File No. 333-270019

Dear John Wozniak:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Sarah Sidwell at 202-551-4733 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing